                                                                     Exhibit 3.2


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL POSITION AND OPERATIONS


INTRODUCTION

BPO PROPERTIES LTD. IS A LEADING REAL ESTATE INVESTMENT COMPANY FOCUSSED ON OWNERSHIP AND VALUE ENHANCEMENT OF PREMIER COMMERCIAL OFFICE PROPERTIES IN SELECT MARKETS IN CANADA. THE COMPANY'S OBJECTIVE IS TO REALIZE SUPERIOR FINANCIAL RETURNS FOR ITS SHAREHOLDERS BY ENHANCING THE VALUE OF ITS REAL ESTATE ASSETS AND BY MAKING OPPORTUNISTIC INVESTMENT IN NEW ASSETS.


ASSETS

OVERVIEW

The company's assets are comprised primarily of commercial office properties located in Canada.Total assets declined by 1% to $1.98 billion, largely as a result of the sale of 50% interests in two office properties and the disposition of non-core retail assets, offset by surplus cash generated from property dispositions pending reinvestment. Total office property assets declined by 19% due to the disposition of 50% interests in Bankers Hall in Calgary and Exchange Tower in Toronto. A summary of these assets at December 31 is as follows:


ASSETS
----------------------------------------------------------------------------------------------------------------------
(millions)                                                            2002     % OF TOTAL           2001    % of Total
----------------------------------------------------------------------------------------------------------------------
Operating properties
  Office                                                           $   934            83%        $ 1,160           80%
  Retail                                                                10             1%            139           10%
  Development                                                          178            16%            149           10%
----------------------------------------------------------------------------------------------------------------------
                                                                     1,122           100%          1,448          100%
Other assets
  Cash and cash equivalents                                            667                           393
  Future income taxes                                                   74                           106
  Loans receivable                                                      74                            31
  Other                                                                 39                            23
----------------------------------------------------------------------------------------------------------------------
                                                                   $ 1,976                       $ 2,001
======================================================================================================================


COMMERCIAL PROPERTIES

Commercial properties continue to increase as a proportion of the company's assets, and now represent 90% of the asset base excluding cash on a book value basis. The commercial property portfolio is comprised of interests in 19 properties with a book value of $1.1 billion at December 31, 2002. This compares with 21 properties and a book value of $1.4 billion at December 31, 2001. A listing of the significant properties in the portfolio is provided on the opposite page.

     The following table summarizes the real estate portfolio at December 31:


COMMERCIAL PROPERTIES
----------------------------------------------------------------------------------------------------------------------
                                                Number of                     Net Rentable Area(1)          Book Value
                                               Properties                       (thousands sq.ft.)          (millions)
----------------------------------------------------------------------------------------------------------------------
2002
  Office                                               15                                    6,457               $ 934
  Retail                                                1                                      149                  10
  Development                                           3                                    1,112                 178
----------------------------------------------------------------------------------------------------------------------
Total                                                  19                                    7,718             $ 1,122
======================================================================================================================
2001
  Office                                               13                                    7,540             $ 1,160
  Retail                                                5                                    1,805                 139
  Development                                           3                                    1,092                 149
----------------------------------------------------------------------------------------------------------------------
Total                                                  21                                   10,437             $ 1,448
======================================================================================================================

(1) Net effective ownership interest

                                                         ANNUAL REPORT 2002 / 5

OFFICE PROPERTY PORTFOLIO

The company's premier office portfolio is located primarily in the downtown cores of Toronto, Calgary and Vancouver.
     The consolidated carrying value of the company's interest in 6.5 million square feet of rentable area is approximately $145 per square foot, significantly less than the estimated replacement cost of these assets. The average size of the company's major office properties is one million square feet of rentable area.
     Occupied and committed space in the office portfolio increased from 95.8% at January 1, 2002 to 96.3% at December 31, 2002 due to the leasing of the Bankers Hall complex which began the year with a vacancy of 261,000 square feet. Leasing activity throughout the portfolio during 2002 totalled 1.2 million square feet. The company's office portfolio features a high-quality tenant base with an industry profile as follows:


OFFICE PROPERTIES TENANT PROFILE
-----------------------------------------------------------------------------------------------------
Oil and gas                                                                                       44%
  Anadarko Canada                                Imperial Oil
  Canadian Natural Resources                     Petro-Canada
  Conoco Canada Resources                        Precision Drilling Corporation
  Enbridge Inc.                                  Talisman Energy
  EnCana Corporation                             Westcoast Energy
-----------------------------------------------------------------------------------------------------
Financial services                                                                                24%
  Altamira/National Bank of Canada               Lombard General Insurance
  CIBC                                           RBC Financial Group
  HSBC                                           CIT Group
-----------------------------------------------------------------------------------------------------
Professional services                                                                              9%
  Bennett Jones                                  Fraser Milner
  Blake Cassels                                  Weir & Foulds
-----------------------------------------------------------------------------------------------------
Government and regulatory                                                                          8%
  Public Works Canada                            Toronto Stock Exchange
-----------------------------------------------------------------------------------------------------
Other                                                                                             15%
  Bell West                                      Labatt
  CPRail                                         Noranda
-----------------------------------------------------------------------------------------------------
                                                                                                 100%
=====================================================================================================


     The lease maturities in the office portfolio average approximately 5% annually over the next five years. The lease maturity of the company's office portfolio by major market is as follows:


OFFICE PROFILE
----------------------------------------------------------------------------------------------------------------------
                                         Toronto                              Calgary/Vancouver              Total
(thousands)                               Sq.ft.                     %          Sq.ft.      %           Sq.ft.       %
----------------------------------------------------------------------------------------------------------------------
Available                                   114                     5%             115      3%             229      4%
2003                                         89                     4%             108      3%             197      3%
2004                                        168                     8%              97      2%             265      4%
2005                                        275                    12%             174      4%             449      7%
2006                                        121                     6%             225      5%             346      5%
2007                                        251                    11%             164      4%             415      6%
2008 and beyond                           1,192                    54%           3,364     79%           4,556     71%
----------------------------------------------------------------------------------------------------------------------
                                          2,210                   100%           4,247    100%           6,457    100%
======================================================================================================================

     Office rental rates remained strong during 2002, reflecting stable economic conditions in Toronto and the effect of the strong oil and natural gas industry in Calgary. At December 2002, the overall office vacancy rates in downtown Toronto and Calgary were 10% and 14% respectively,

6 / BPO PROPERTIES LTD.

with Class AAA vacancy rates at 5.8% and 7.0% respectively. As leases expire, the company expects to capitalize on the positive market conditions that exist to increase occupancy and in-place rental rates throughout the portfolio. In-place rental rates stood at an average of $17 per square foot, a 33% discount from the market rate for similar space and services, as summarized below:


OFFICE RENTAL RATES
----------------------------------------------------------------------------------------------------------------------
                                                                                               Current          Market
(per sq.ft.)                                                                                  Net Rent        Net Rent
----------------------------------------------------------------------------------------------------------------------
Toronto                                                                                           $ 17            $ 27
Calgary                                                                                           $ 17            $ 23
======================================================================================================================



OFFICE ACQUISITIONS, DISPOSITIONS AND REDEVELOPMENT

In March 2002, the company sold an undivided 50% interest in Exchange Tower in Toronto based on a gross value of $320 million, generating proceeds of $90 million, net of non-recourse property debt, and a gain of $65 million.
     In August 2002, the company sold a 50% interest in its Bankers Hall complex in Calgary based on a gross value of $608 million. This transaction generated net proceeds of $113 million and a gain of $31 million. In June 2001, following the refinancing of Fifth Avenue Place in Calgary, the company sold a 50% interest in the property based on a gross value of $275 million, generating a gain of $49.5 million. These transactions represent the culmination of the repositioning of the Calgary office portfolio.
     In February 2001, a 50% interest in the Bay-Adelaide Centre was acquired. This development site, located at the corner of Bay and Adelaide Streets in downtown Toronto, is zoned for 2.1 million square feet, which includes a 1.2 million square foot office complex. Substantial infrastructure exists on the site and includes completed in-ground construction, a 1,100-stall parking garage, a six-storey elevator core, and a heating and cooling infrastructure. Due to this existing infrastructure, construction costs to complete development will approximate $250 per square foot, significantly less than building a similar quality project. This will also be the next major office project developed in the downtown core and will launch when major tenancies are secured. The development site also includes an adjacent block where the company anticipates the construction of a hotel and/or residential project of approximately 800,000 square feet, which will be sold to or joint ventured with a residential developer.
     In March 2001, the company acquired a 25% interest in the Hudson's Bay Centre in Toronto, a redevelopment project at the corner of Bloor and Yonge Streets in Toronto, one of Canada's busiest intersections. Redevelopment and leasing is currently underway for the 35-storey, 535,000 square foot office tower atop a 557,000 square foot retail mall, The Bay department store and a parking complex.

RETAIL PROPERTY PORTFOLIO

At year end, the retail portfolio was comprised of one community shopping centre, totalling 149,000 square feet of rentable area. This property is expected to be sold in early 2003.
     During 2002, the company continued to execute its strategy of redeveloping select properties in its retail portfolio to enhance the value of the portfolio and position them for sale. Dispositions in 2002 included Londonderry Mall in Edmonton, and three community centres in the Greater Toronto, Ontario area. These dispositions generated net proceeds of $147 million. Dispositions during 2001 included the Bramalea City Centre in Brampton, Ontario and both Sevenoaks Mall and West Oaks Mall in Vancouver, British Columbia.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased to $667 million during 2002 as proceeds from the sale of partial interests and refinancings were retained pending reinvestment. This balance represents a significant advantage to the company as it has sufficient capital to implement its capital plans without the need to raise capital.

LOANS RECEIVABLE

The company had $74 million in loans receivable at December 31, 2002, compared with $31 million at December 31, 2001. This increase is due primarily to the addition of vendor take-back financing provided on the sale of commercial properties. Contractual maturity of the gross loans receivable in the loan portfolio at December 31, 2002 is as follows: 2003 - $1 million; 2004 - $4 million; 2005 - nil; 2006 - nil; 2007 - $49 million; and thereafter - $20 million.

                                                         ANNUAL REPORT 2002 / 7

RESULTS OF OPERATIONS

In 2002, funds from operations before gains was $3.98 per share, an 8% increase over $3.68 in 2001. Including the gains realized on the sales of 50% interests in Exchange Tower and Bankers Hall, funds from operations totalled $220 million or $7.34 per share, compared with $173 million or $5.42 per share in 2001. Net income in 2002 was $167 million or $5.47 per common share,compared with $107 million or $3.12 per common share in 2001. This increase in net income over 2001 is due in part to $96 million of gains on dispositions of properties included in income in 2002 compared with $50 million of gains included in 2001. The increase in per share amounts are a result of improved current year operating performance in the commercial property portfolio, increased operating income due to acquisitions of commercial properties, and the lower cost of capital on the company's preferred shares.


NET OPERATING INCOME
----------------------------------------------------------------------------------------------------------------------
(millions)                                                           2002                                         2001
----------------------------------------------------------------------------------------------------------------------
Commercial properties
  Revenue                                                           $ 227                                        $ 305
  Expenses                                                            113                                          152
----------------------------------------------------------------------------------------------------------------------
Net rental income                                                     114                                          153
Loans and investment income                                            66                                           42
----------------------------------------------------------------------------------------------------------------------
                                                                    $ 180                                        $ 195
======================================================================================================================


     Revenue from commercial properties includes rental revenues earned from tenant leases, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totalled $227 million in 2002, a decrease of $78 million or 26% compared with 2001. The decrease in revenue from 2001 was a result of sales of 50% interests in core office properties and dispositions of non-core retail assets, offset by increases generated through leasing in the portfolio, increased rental rates on lease rollovers and additional revenues related to acquisitions.
     Commercial property operating expenses are comprised of the costs of direct property operations including property taxes, employees' salaries, utilities, insurance, and other costs of ownership such as professional fees and capital taxes. Property expenses decreased by $39 million to $113 million, the result of property dispositions during the year. Net rental income decreased by $39 million to $114 million in 2002, a decrease of 25%. Same property net operating income increased by $7 million to $107 million or 7% over 2001. Higher occupancies and net rental rates in the office portfolio have resulted in strong revenue growth and operating cost recoveries.
     In 2002, loans and investment income increased by $24 million due to higher average cash and equivalent balances as a result of asset sales, and further realizations on the company's loan portfolio and other assets above their carried value.


EXPENSES
----------------------------------------------------------------------------------------------------------------------
(millions)                                                        2002                                            2001
----------------------------------------------------------------------------------------------------------------------
Interest expense                                                  $ 48                                            $ 64
Administrative                                                       5                                               5
Large corporation tax                                                3                                               3
----------------------------------------------------------------------------------------------------------------------
                                                                  $ 56                                            $ 72
======================================================================================================================

     Interest expense declined to $48 million in 2002 from $64 million in 2001 due to a decrease in mortgages and other borrowings as a result of the sale of partial interests in our core properties. During 2002, interest capitalized on development projects totalled $5 million (2001 - $4 million). Administrative expenses consist primarily of fees paid to a related company for operating the company, professional fees and costs related to its public company status. As a result of the combination of management resources with Brookfield Properties Corporation ("Brookfield") in 2000, the company's largest shareholder, administrative expenses were reduced by almost 50% from $9 million in 2000 to $5 million in 2002 and 2001. Administrative expenses consist largely of an asset management fee of $5 million (2001 - $5 million) paid to Brookfield in relation to a cost recovery of salaries and other items incurred by Brookfield. Large corporation tax paid totalled $3 million during 2002, consistent with 2001.

8 / BPO PROPERTIES LTD.

LIQUIDITY AND CAPITAL RESOURCES

The company's capital structure is summarized as follows:


CAPITAL STRUCTURE
----------------------------------------------------------------------------------------------------------------------
(millions)                                      2002                   %                      2001                   %
----------------------------------------------------------------------------------------------------------------------
Mortgages and other borrowings               $   696                 37%                   $   865                 46%
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity
    Preferred shares                             382                 20%                       382                 20%
    Common shares                                800                 43%                       644                 34%
----------------------------------------------------------------------------------------------------------------------
                                               1,182                 63%                     1,026                 54%
----------------------------------------------------------------------------------------------------------------------
                                             $ 1,878                100%                   $ 1,891                100%
======================================================================================================================

MORTGAGES AND OTHER BORROWINGS

Mortgages payable and other borrowings generally represent property-specific debt where recourse is limited to the underlying asset. At December 31, 2002, the company's debt profile included a weighted average interest rate of 7%, an interest coverage ratio of 3.6 times and an average maturity of nine years.

CREDIT FACILITIES

The company has over $100 million of short-term operating lines of credit available to meet short-term operating liquidity requirements. In addition, facilities are in place permitting the company to issue letters of credit.

SHAREHOLDERS' EQUITY

The company is conservatively capitalized with a debt to capitalization ratio of 40% and over $1 billion of preferred and common share equity. The preferred share capital makes up 20% of the company's total capitalization and provides low-cost leverage to common shareholders.

DIVIDENDS

In 2002, the company paid $11 million of preferred share dividends (2001 - $18 million). The company's current intention is to retain the balance of earnings for reinvestment. As a result, it is not expected that dividends will be paid on common shares at the current time.

LIQUIDITY

For the year ended December 31, 2002, funds from operations and gains totalled $220 million. Capital was generated from property dispositions, and utilized in enhancing existing properties and the acquisition of land leases under existing properties and development properties. Despite new financings during 2002, the company's debt-to-capital ratio remains more conservative when compared to similar companies in the real estate industry. The company has sufficient sources of liquidity in 2003 to fund planned capital expenditures, tenant improvements and potential acquisitions, as well as to service its debt.


RISK MANAGEMENT

The company is exposed to a number of risks in the normal course of its business operations.

INDUSTRY AND MARKET RISK

The company, as an owner of commercial properties, faces risks associated with the commercial real estate industry. Risk factors include general and local economic conditions, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focussing investment efforts in high-quality properties located in major markets where management has knowledge and expertise.

LEASE RISK

The company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year, as indicated in the following table:

                                                         ANNUAL REPORT 2002 / 9


LEASE MATURITY PROFILE
----------------------------------------------------------------------------------------------------------------------
(thousands, sq. ft.)                                                                                 2008 &      Total
Net effective ownership        Available     2003      2004        2005        2006       2007       Beyond   Leasable
interest
----------------------------------------------------------------------------------------------------------------------
Office                               229      197       265         449         346        415        4,556      6,457
Retail                                --        4        --           6          --         --          139        149
----------------------------------------------------------------------------------------------------------------------
                                     229      201       265         455         346        415        4,695      6,606
======================================================================================================================

     The company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

ACQUISITION AND DEVELOPMENT RISK

The company will focus on the acquisition of high-quality office properties in major markets in Canada or properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The company's development projects have historically focussed on redevelopment of existing properties. Development will only be undertaken where there is pre-leasing at levels which enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring lease credit risk is minimized.

ENVIRONMENTAL RISK

The company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The company exercises high standards of due diligence when acquiring properties or when assuming control of properties through foreclosure. To the best of management's knowledge, the company's owned properties are free from material environmental risks.

LITIGATION RISK

The company manages a significant litigation portfolio related to operations as a trust company prior to September 1, 1993, in addition to litigation from the normal course of business. The company has also received a substantial number of indemnity claims resulting from the sale of its former operations. Although the company believes that adequate provisions have been made to cover the outcome of these proceedings, the ultimate outcome of litigation always bears an element of uncertainty.

INSURANCE COVERING ACTS OF TERRORISM

BPO Properties has insurance covering acts of terrorism for up to $450 million of damage and business interruption costs. BPO Properties continues to seek additional coverage for acts of terrorism equal to the full replacement cost of its assets, however, until this type of coverage becomes commercially available on an economically reasonable basis or government programs assist the insurance industry to re-establish this type of coverage, any damage or business interruption costs as a result of terrorism could result in a material cost to the company.


OUTLOOK

The company believes that the positive fundamentals in the Canadian commercial real estate industry, and the markets in which the company's properties are located, will continue into 2003. In the office sector, the vacancy rate is at a 10-year low in Toronto, one of the primary markets in which our assets are located. In Calgary, the robustness of the oil and natural gas industry, despite higher vacancies from new properties which were recently added to the market, provide a positive outlook for 2003. With limited future development activity, vacancy rates are expected to remain low.

During 2003, the company will continue to focus on maximizing the value of existing assets by increasing occupancy, realizing increases in rents on rollovers of leases, proactively taking back below-market leases and re-leasing at higher rates, pursuing redevelopment opportunities and taking advantage of other income-generating opportunities in the existing portfolio. The company will also continue to pursue growth through acquisitions within the office portfolio, if the opportunities meet the company's investment criteria.

10 / BPO PROPERTIES LTD.